Amendment to the By-Laws
of
The Asia Tigers Fund, Inc.

Pursuant to Article VIII of the Amended and Restated By-laws (the "By-laws") of The Asia
Tigers Fund, Inc. (the "Corporation"), Article II,
Section 5 of the By-laws is hereby amended and restated in its entirety as follows:

SECTION 5. Quorum; Voting. Except as otherwise provided by statute or by the Corporation's Charter, the presence in person or by proxy of stockholders of the Corporation entitled to cast at least a majority of the votes entitled to be cast shall constitute a quorum at each meeting of the stockholders.
Except as provided in the following sentence with respect to the election of directors and except as otherwise provided by statute or by the Corporation's Charter, a majority of the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting. With respect to the election of directors by stockholders, each director shall be elected by the vote of a majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees for director, as determined by the Secretary of the Corporation, exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast
"against" that director (with any "abstentions" and "broker nonvotes" not counted as a vote cast either
"for" or "against" that director's election). In the absence of a quorum, the stockholders present in person or by proxy at the meeting, by majority vote and without notice other than by announcement at the meeting, may adjourn the meeting from time to time as provided in this Section 5 until a quorum shall attend. The stockholders present at any duly organized meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.


Further, Article II, Section 6 of the By-laws is hereby amended and restated in its entirety as follows:

SECTION 6.  Adjournment.  Any meeting of the
stockholders may be adjourned from time to time by the Chairman whether or not a quorum is present and without notice other than by announcement at the meeting at which the adjournment is taken. At any adjourned meeting at which a quorum shall be present any action may be taken that could have been taken at the meeting originally called. A meeting of the stockholders may not be adjourned to a date more than one hundred twenty (120) days after the original record date.


Further, Article III, Section 4 of the By-laws is hereby amended and restated in its entirety as follows:

SECTION 4.  Resignation.  A director of the
Corporation may resign at any time by giving written notice of his resignation to the Board of Directors or the Chairman of the Board or the President or Secretary of the Corporation. Any resignation shall take effect at the time specified in it or, should the time when it is to become effective not be specified in it, upon the Board's acceptance of such resignation.

September 30, 2015